Exhibit 99.4

Go Digital! At Sun Life we have a long-standing commitment to sustainability. As part of that commitment, we are accountable for the impact of our operations on the environment. Help us reduce the amount of printed material we produce: please consider receiving your investor information electronically. E-delivery is easy and convenient. Follow these simple steps now: Go to www.proxyvote.com or use your smartphone to scan the QR code provided Enter the 16-digit control number from the enclosed Voting Instruction Form Vote and make your final submission Go to “More options for this meeting” Click on “Sign up for email delivery” Click “email” Enter your email address Read and accept the E-delivery Service Agreement Click “Submit” and you are done! E-1-2023 Sun Life

Passez au numérique! À la Sun Life, nous faisons depuis longtemps preuve d’engagement à l’égard de la durabilité. Suivant cet engagement, nous sommes responsables des répercussions de nos activités sur l’environnement. Aidez-nous à réduire la quantité de documents que nous imprimons : veuillez envisager de recevoir par voie électronique les renseignements qui vous sont destinés à titre d’investisseur. La livraison électronique est facile et pratique. Veuillez maintenant suivre ces étapes simples : Rendez-vous à l’adresse www.proxyvote.com ou lisez le code QR à l’aide de votre téléphone intelligent Entrez le numéro de contrôle à 16 chiffres qui figure sur le formulaire de demande d’instructions de vote Votez et envoyez votre réponse Rendez-vous à la section « Plus d’options pour cette assemblée » Cliquez sur « Inscrivez-vous à la livraison par courriel » Cliquez sur « Courriel » Entrez votre adresse courriel Lisez et acceptez le Contrat de service de livraison électronique Validez en cliquant sur « Soumettre », et c’est tout! E-1-2023 Sun Life